UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒       Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

SPECIAL GENERAL MEETING RESULTS

MeaTech 3D Ltd. (the “Company”) hereby announces that the shareholders of the Company approved both of the proposals brought before the special general meeting of shareholders scheduled for June 9, 2022 and adjourned to June 10, 2022 (the “Meeting”), by the requisite majority for each proposal in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, on May 11, 2022, and sent in connection with the Meeting.

26,891,780 ordinary shares, representing approximately 21.25% of the Company’s issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: June 10, 2022